

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2018

Joshua Campbell
Vice President Operations
Zenergy Brands, Inc.
7700 Windrose Ave., Suite G300
Plano, Texas 75024

      Re: Zenergy Brands, Inc.
          Preliminary Proxy Statement of Schedule 14C
          Filed August 2, 2018
          File No. 000-55771

Dear Mr. Campbell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services